July 21, 2014

BY FACSIMILE AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Austin Stephenson

Re:	Immune Design Corp.
Registration Statement on Form S-1 (Registration No. 333-196979)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Immune Design Corp. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement to 4:00 p.m., Eastern Daylight Time, on July 23, 2014, or as soon as possible thereafter.

The Company hereby acknowledges the following:

(a) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carlos Paya, M.D., Ph.D.

Carlos Paya, M.D., Ph.D.

President and Chief Executive Officer

Immune Design Corp.